GOLENBOCK EISEMAN ASSOR BELL & PESKOE LLC

711 THIRD AVENUE – 17TH FLOOR

NEW YORK, NEW YORK 10017

Direct Dial No.: (212) 907-7349

Direct Fax No.: (212) 754-0330

Email Address: AHudders@golenbock.com

March 23, 2023

United States Securities and Exchange Commission

Division of Corporation Finance – Office of Finance

Washington, DC 20549

Attention:	Ms. Tonya Aldave
Ms. Susan Block
Mr. William Schroeder
Mr. Amit Pande

Re:	MDB Capital Holdings, LLC Registration statement on Form S-1 Original file date: November 10, 2022 Amendment file date: February 2, 2023 File No. 333-268318

Dear Sirs and Mesdames:

Reference is made to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 21, 2023, commenting on Amendment No. 2 to the registration statement on Form S-1 (“Form S-1”) of MDB Capital Holdings, LLC (the “Company”), filed on February 2, 2023.

I am responding on behalf of the Company as its counsel, to the comment letter. The response format sets forth the Staff comment followed by the response thereto of the Company.

Securities and Exchange Commission March 23, 2023 Page 2

Amendment No. 1 to Registration Statement on Form S-1

General

1.	We note your response to our prior comment 3 and your revised disclosure. Please revise to disclose the percentage of outstanding shares that controlling shareholders must keep in order to continue to control the outcome of matters submitted to shareholders for approval.

Response:

The Company has added further disclosure to indicate that it will have to issue an additional 21,237,702 class A common shares to increase the issued and outstanding number of class A common shares to 25,000,001, assuming no conversions of any class B common shares and all the offered shares are sold, at which time the Company will no longer be a controlled company. With 25,000,001 class A common shares outstanding, the Company will no longer be a controlled company under the NASDAQ rules..

2.	We note your response to our comment 25 in the December 7, 2022 letter. You state that you “do[] not hold any ‘investment securities’ as defined in the Investment Company Act.” We note on page F-2 of Amendment No. 2 to Form S-1 filed on February, 2023 that there are three line items titled “Investment Securities at amortized cost, Investment Securities at fair value and Investment Securities at cost less impairment.” Please provide a complete and detailed legal analysis of your status as an investment company under Section 3(a)(1)(C), including a breakdown of “investment securities” under Section 3(a)(2) and the calculation of investment securities as a percentage of total assets on an unconsolidated basis, including with respect to valuation per section 2(a)(41). Please also identify which, if any, assets are government securities and cash items.

You note in your response to comment 25 that you rely on Section 3(b)(1) of the Investment Company Act. Accordingly, please provide additional detailed analysis of the legal basis for such reliance, including a discussion of the Tonopah factors and the application of those factors to you, including a description of how your activities and investments during years 2020, 2021 and 2022 affect this analysis. See In re Tonopah Mining Co., 26 S.E.C. 426 (1947).Please revise the summary section to disclose your multiple class share structure and explain the nature of the disparate voting rights and the risks the structure presents to investors.

Response:

The Company believes that it is not an investment company under either of Section 3(a)(1)(A) or Section 3(a)(1)(C) of the U.S. Investment Company Act of 1940 (the “Act”), and therefore is not subject to the Act. As discussed below, the Company is not an “investment company” under Section 3(a)(1) of the Act because (1) it is not and does not intend to hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities, other than those similar specific activities conducted through a licensed broker-dealer under the exemption provided by Section 3(c)(2)(A) of the Act, and (2) it does not own or propose to acquire investment securities having a value exceeding 40% of the value of its assets (exclusive of government securities and cash items) on an unconsolidated basis.

Securities and Exchange Commission March 23, 2023 Page 3

The Company describes itself as a diversified holding company focused on long-term value creation. The Company operates core businesses of being a broker-dealer, patent consulting business, Arizona law firm and management consulting business. Also, the Company will review opportunities to acquire technologies and businesses and found, fund and develop corporate vehicles as wholly-owned or majority-owned subsidiaries to conduct research and development for unique, industry changing products and services. One such company is its majority-owned cell-free synthetic biology company, Invizyne Technologies, Inc. The Company will seek different valuation realization strategies for these developed businesses from time to time in the future such as continuing operations, initial public offerings, joint ventures, licensing, asset sales and merger transactions, depending on the particular business model and industry. This strategy of acquiring unique technologies, assets and licensing and then operating them as businesses has been followed by the Company for over several decades.

The Company is not an Investment Company under Section 3(a)(1)(A)

The Company is not an investment company under Section 3(a)(1)(A) of the Act because it is not primarily engaged in the business of investing, reinvesting or trading in securities, other than through an exempt, FINRA registered broker dealer. In determining whether or not an issuer is an investment company for purposes of Section 3(a)(1)(A), the courts, Commission and Staff have considered the five factors developed by the Commission in In the Matter of Tonopah Mining Co. of Nevada (Investment Company Act Release No. 1084, 26 SEC 426 at 427, July 22, 1947) (“Tonopah”). Under Tonopah, the five factors used to determine the business in which an issuer is primarily engaged are: (1) the issuer’s historic development; (2) the issuer’s public representation of policy; (3) the activities of the issuer’s officers and directors; (4) the source of the issuer’s income; and (5) the nature of the issuer’s assets. As highlighted by case law, no one factor is dispositive in an analysis of an issuer’s primary business engagement and courts look to each individual factor in determining whether a company is an investment company that is primarily engaged in the business of investing, reinvesting or trading in securities. The Company does not believe it is primarily engaged in the business of investing, reinvesting or trading in securities based upon the following analysis.

Securities and Exchange Commission March 23, 2023 Page 4

As discussed below, a portion of the Company assets include wholly- and majority-owned subsidiaries engaged in non-investment company businesses while another portion of the Company assets and business is conducted in a registered broker dealer that is exempt from the Act. Also, currently, a large portion of its assets are held in cash, bank deposits and United States government securities.

(1) Historical Development. The Company was formed through the reorganization of several companies. The Company currently has three wholly-owned subsidiaries: (i) Public Ventures, LLC (“Public Ventures”), formerly MDB Capital Group LLC; (ii) PatentVest Inc. (“PatentVest”); and (iii) MDB CG Management Company (“MDB Management”). The Company has one majority-owned subsidiary (60% owned by the Company), Invizyne Technologies, Inc. (“Invizyne”).

Public Ventures has operated as a FINRA registered broker-dealer (CRD-: 42677/SEC-: 8-49951) for over 25 years. Its operations currently are being expanded to include a securities clearing firm. The primary business of Public Ventures has been security offerings; it does not engage in market making or proprietary trading or market investing. Generally, its income comes from service fees paid in cash and issuer securities.

PatentVest has operated for over 18 years as a consulting company to companies with patent portfolios that seek to protect, expand and commercialize their intellectual property. The PatentVest process clearly defines the boundaries of an invention by providing context for previously developed ideas and analyzes how the invention, and therefore patent claims, differ from the discovered prior art in order to rationalize the essential distinctions that are the key value drivers. Understanding these boundaries, as well as how protectable and valuable these boundaries are, is essential to better guide strategic business and patentability decisions. Its operations include an Arizona law firm whose legal services complement the patent process of the PatentVest clients.

Invizyne is a company founded in 2019 to explore a unique synthetic biology platform. Synthetic biology at its core re-wires a unicellular organism, such as yeast, via genetic engineering to produce desired molecules. Chemical synthesis methods are traditionally inefficient, produce significant waste, are often dependent on petroleum-derived chemicals, and expensive. Natural extraction also can be taxing on the environment due to inefficiencies when desired compounds are only found in small concentrations. In addition, it has long production cycles and presents issues with foreign contaminants. The promise of synthetic biology over these traditional methods is that desired molecules can be produced in sustainable ways, production can be scaled consistently and reliably, rare molecules can become readily available, and new and novel compounds can be more readily accessed.

Securities and Exchange Commission March 23, 2023 Page 5

MDB Management, a company founded in 2022, has an out-source service contract with MDB Capital S.A., an affiliated company through common ownership, where services are provided to the different companies within the holding company structure of the Company on an out-source, as requested basis.

In sum, the components of the holding company have existed for a number of years, or in one case, several decades. During that time, the Company and predecessors have been operating companies generating operating revenues and having assets to be used in revenue production.

(b) Public Representations of Policy. Insofar as the Company has publicly discussed its activities as a broker-dealer, that discussion has always been in the context of a business exempt from the Act. Historically the business of Public Ventures has focused on underwriting and placement activities. Its brokerage services have been largely related to its underwriting and placement activities. Public Ventures has not focused on wealth management, debt structuring, capital solutions and merger advisory, and it does not engage in general market making and related activities or proprietary trading. The securities that Public Ventures has held therefore have typically been obtained as part of the underwriting or selling agent process, either as securities obtained in distribution activities, stabilization and similar activities or as fee compensation.

The Company’s discussion of its other businesses, has always been in the context of operating companies. The overall policy of the Company is to create an environment for technological development. Over the several decades it has acted as founders of companies, nurturing business ideas and providing capital for the earliest stages of research and development. The capital used in its developmental operations has been from working capital. The time frame for development has varied but not less than 2-3 years. For example, Invizyne, which is majority owned by the Company along with its science personnel founders, has so far been a four-year experience of founding, initial funding, and research and development, and in 2023, Invizyne anticipates entering into is first licensing transaction.

Securities and Exchange Commission March 23, 2023 Page 6

The Company does not make public representations regarding its investment securities except as required by its obligation to file periodic reports to comply with federal securities laws, and the Company has not emphasized either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth. By reason of its diversified operations, it is impractical for investors to think of the Company as an investment company; because its component companies are so varied in their operations and assets and being private non-public entities, their individual valuations will not be readily assessed based on a public securities market valuation. The latter is typical of an investment company, which the Company is not. And the Company has not and will not try to position itself as an investment company, but rather positions itself as an operating, long-term value creation company. In this regard, we point to the decision of the Court of Appeals for the Seventh Circuit, in SEC v, National Presto Industries, Inc., 486 F.3d 305 (7th Cir. 2007). where the court stated that “… what principally matters is the belief the company is likely to induce in investors. Will its portfolio and activities lead investors to treat a firm as an investment vehicle or as an operating enterprise?” In addition, the Presto court lent significant weight to the sources of income, noting that a large portion of its gross income was from its operations. In the Company’s case, $1,080,001 or approximately 80% of its total operating income for the fiscal year ended December 31, 2022, was from its underwriting and selling agent activities, versus interest income from its cash assets and U.S. government securities which represented 16.8% of its income for the same period.

It also should be pointed out that the financial statement line item “investment securities” is a GAAP-based descriptive and is not intended to encompass “investment securities” as described in the Act. We point out that there are approximately $16,188,920 in U.S. Government Securities (U.S. Treasury Bills) included in the GAAP descriptive on the Company balance sheet, for example. We also point out that $882,577 of the securities included in that GAAP descriptive are held in the broker-dealer and were earned as compensation for its underwriting and placement agent services and would be excluded from being “investment securities” for purposes of calculating any of the percentage tests to determine investment company status under the Act.

The use of proceeds section in the Registration Statement on Form S-1, 333-268318, is indicative of how the Company plans to conduct its business. It plans to use the majority of the proceeds from the offering encompassed in that registration statement to expand the self-clearing operations, the Arizona law firm, and the marketing efforts of PatentVest and for general working capital. Its other primary use will be for evaluation of technologies for wholly owned or majority-owned subsidiaries to be newly formed and seed funding.

(c) Activities of Officers and Directors. The Company’s officers and directors spend substantially all of their time managing the Company’s component businesses. They are engaged in the exempt business of the broker-dealer and actively managing the other parts of the Company business. Messrs. Marlett, DiGiandomenico, Brandon and Hayat are also directors of the Company. These four persons are active officers, directors and managers of each of the businesses Public Ventures, Patent Vest, MDB Management and Invizyne. These persons do not spend any appreciable time managing investments for a market return; we also ask the Staff to note that most of the cash assets of the Company are in cash bank deposits and U.S. government securities, which require minimal management time. The income statement of the Company reflects little investment income. Rather, these persons spend the majority of their time actively overseeing the business operations of the various businesses within the holding company and the holding company itself. Messrs. Chamorro, Hayden and Magennis and Ms. Meline are independent directors and act only their capacities as directors.

Securities and Exchange Commission March 23, 2023 Page 7

(d) Nature of Assets. As of December 31, 2022, the Company held approximately $1,087,589 recorded as investment securities (as defined in Section 3(a)(2) of the Act) on a consolidated basis, representing approximately 24.2% of the Company’s total assets of $4,495,132 (excluding cash items, which cash items include bank deposits of $4,952,624 and $16,188,920 of U.S. government securities ) on a consolidated basis. The percentage of investment securities held by the Company on a consolidated basis is well below 40% of its assets, the threshold indicated in Section 3(a)(1)(C). However, of the consolidated “investment securities” for the 2022 fiscal year, they include $882,577 held in an entity that is exempt from being an investment company under the Act under Section 3(c)(2)(A) of the Act, thus it is in reality only $200,000 of investment securities that should be considered for Section 3(a)(1)(C) (See below).

It should be noted that the Company policy is to hold its cash resources in cash or cash equivalents, bank deposits, U.S. government and government agency securities or other investments designed to conserve the Company’s capital and liquidity until the funds are used in and for its primary business of its broker dealer (including the clearing business), intellectual property business (and law firm) and developing the other businesses of the holding company and locating and establishing and developing additional technology and intellectual property orientated businesses. As a result, the Company believes that the nature of its assets support its position that it is not an investment company.

It is also necessary to point out to the Staff that the historical financial statements of the Company have line items for “Investment Securities, at Amortized Cost,” Investment Securities, at Fair Value,” and Investment Securities, at Cost Less Impairment,” that were held by the broker-dealer reflecting periods before the reorganization that was completed in January 2022. Thus, all those securities and their amounts would be excluded from any calculation of “investment securities” as defined in the Act because they were held in an entity exempt from being an investment company under the Act.

Securities and Exchange Commission March 23, 2023 Page 8

(e) Sources of Income. Substantially all of the Company’s income comes from the Public Ventures broker-dealer business through underwriting or placement agent activities and the consulting activities in PatentVest. The activities of Public Ventures represented $1,080,001, or approximately 80% of the total consolidated operating income of the Company for the fiscal year ended December 31, 2022. Investment income, as reflected on the statement of operations of the Company was interest income from its cash deposits and U.S. government securities, represented $227,249, or 16.8% of its total consolidated income for the same period. These two items of income would be excluded from the investment income calculations of the Act. The other income of the Company on a consolidated basis was $88,539, that was from commission income, stock loan income and revenues from PatentVest operations.

Based on the above, there was no investment income of the Company that would be included in the income calculations of “investment security” under the Act. As a result, the Company is not an investment company under Section 3(a)(1)(A) of the Act based on an income analysis.

The Company is not an Investment Company under Section 3(a)(1)(C)

Under Section 3(a)(1)(C) of the Act, an issuer is an investment company if it is both (1) engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities and (2) owns or proposes to acquire “investment securities” having a value exceeding 40% of the issuer’s total assets (exclusive of cash items and government securities) on an unconsolidated basis. The Company satisfies the “objective test” of Section 3(a)(1)(C), as the Company does not own or propose to acquire investment securities having a value exceeding 40% of the Company’s total assets (exclusive of cash items) on an unconsolidated basis. As of December 31, 2022, the Company held $1,082,577 in “investment securities,” representing approximately 24.2% of its total assets (excluding cash items), on an unconsolidated basis. However, please note that $882,577 of that amount is held in an exempt, licensed broker-dealer entity, so the percentage would be a lot less if that amount was subtracted. The cash items and U.S. government securities are not included in the above calculations.

Securities and Exchange Commission March 23, 2023 Page 9

Below is a schedule detailing the Company’s assets on an unconsolidated basis as of December 31, 2022 (numbers in thousands), excluding those of Public Ventures that are held in an exempt, licensed broker-dealer entity under the Act. Notwithstanding its exclusion, we have added Table (d) below to illustrate a condensed balance sheet of that entity.

	Total Assets	Investment Company Test Total Assets
Cash items (a)	$1,901,547	$-
Investment Securities (b)	200,000	200,000
Government Securities (treasury bills) (c)	16,188,920	-
Grants receivable	809,532	809,532
Prepaid expenses and other current assets	144,569	144,569
Deferred offering cost	323,224	323,224
Property and equipment, net	624,644	624,644
Operating lease right-of-use asset, net	1,409,732	1,409,732

Total assets	$21,602,168	$3,511,701

Securities and Exchange Commission March 23, 2023 Page 10

(a) Cash items held by the Company consisted of:

Bank deposits	$4,952,624

Total	$4,952,624

(b) The investment securities are held by Public Ventures, a registered broker dealer, exempt under Section 3(c)(2)(A) of the Act and PatentVest.

Investment securities held by Public Ventures (Exempt entity)	$882,577
Investment securities held by PatentVest	$200,000

Total	$1,082,577

(c) Government Securities, held by the Company consisted of:

U.S. Treasury Bills	$16,188,920

Total	$16,188,920

Securities and Exchange Commission March 23, 2023 Page 11

(d) Condensed Balance Sheet of Public Ventures.

Cash and cash equivalents	$3,051,077
U.S. Treasuries	-
Equity securities at market value	882,577
Grants receivable	-
Prepaid expenses and other current assets	95,842
Deferred offering cost	-
Property and equipment, net	-
Operating lease right-of-use asset, net	-

Total	$4,034,508

It is the belief of the Company that the above schedule demonstrates that the Company is not an investment company under Section 3(a)(1)(C) of the Act.

The Company also has expanded its disclosure in the financial statements, similar to the above schedule, to clarify the different kinds of investment securities it holds and in which entities they are held, which should demonstrate that it is not an investment company.

Finally, the Company reiterates that it is and intends to remain an operational company, which operations include long-term value creation through finding and nurturing new technologies, in a manner that will not hold itself out to being an investment company. The Company is cognizant of and will continue to monitor its investment securities, its control position of any partly owned subsidiaries, and how it holds itself out to investors and the public.

Securities and Exchange Commission March 23, 2023 Page 12

Risk Factors, page 11

3.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response

The Company has added the following risk fact to the Risk Factor section of the Prospectus in the Registration Statement:

“Certain recent initial public offerings of companies with relatively small public floats have experienced extreme volatility that was seemingly unrelated to the underlying performance of the company. Our class A common shares may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the value of our class A common shares.

In addition to the general volatility risks discussed in this Prospectus, our class A common shares may be subject to rapid and substantial price volatility. We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our class A common shares. Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a company with a relatively small public float, the class A common shares may experience greater stock price volatility, extreme price run-ups, lower trading volume, large spreads in bid and asked prices, and less liquidity than large-capitalization companies. The aspects of the trading in the class A common shares may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the value of our common stock. Because of the low public float and the absence of any significant trading volume, the reported prices may not reflect the price at which you would be able to sell shares if you want to sell any shares you own or buy shares if you wish to buy share.

If the trading volumes of the class A common shares are low, persons buying or selling in relatively small quantities may easily influence the prices of the class A common shares. A low volume of trades could also cause the price of the class A common shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the class A common shares. The volatility also could adversely affect the ability of the company to issue additional shares of common stock or other securities and the ability to obtain stock market based financing in the future. No assurance can be given that an active market in our class A common shares will develop or be sustained.”

Securities and Exchange Commission March 23, 2023 Page 13

Arizona Law Firm Regulations, Page 72

4.	We note your response to our prior comment 10 and reissue in part. Please advise and expand your disclosure, if applicable, regarding any additional regulatory approvals necessary for PatentVest to launch its law firm operations once it is a subsidiary of a public company.

Response

We have consulted with the Arizona attorney that assisted the Company in its creating the PatentVest law firm and attaining its license as a law firm. He has confirmed that there are no additional regulatory approvals necessary for PatentVest to launch its law firm operations as a subsidiary of a corporate entity and the change to a public holding company of the Company does not alter the current license as a law firm.

Selling Security Holders, page 5

5.	We note your response to our prior comment 6 and your revised disclosure. Please provide us your analysis regarding the availability of the Section 4(a)(2) exemption for the shares issued to the selling security holders.

Response

The Company sale to investors of the class A common shares in June 2022 was made pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (“33 Act”), and the safe harbor provided by Rule 506(b) of Regulation D, promulgated under the 33 Act by the Securities and Exchange Commission. Companies may conduct an offering under Rule 506 to raise an unlimited amount of money and can sell securities to an unlimited number of accredited investors. See https://www.sec.gov/education/smallbusiness/exemptofferings/rule506b. The Company solicited the investors and sold the securities without any form of general solicitation or advertising. The Company only sold the securities to accredited investors, which was verified by an investor questionnaire. Also based on the investor questionnaire and representations in the investment agreement, each investor indicated its general small-cap investment sophistication and experience and its financial capacity and risk understanding to make such an investment in an unregistered security issued by a nascent stage company. The investors were also provided with a written private placement memorandum and the opportunity to ask questions about the investment and company. The book entry representation of the securities indicated that the securities sold in the private placement were “restricted securities” as defined in Regulation D. There was no registration rights agreement. The Company engaged Cambria Capital, LLC and Paulson Investment Company LLC to act as selling agents along with certain of the Company officers and directors acting to contact some of the investors that were personally known to such officers and directors. Company persons were not paid any sales commissions. The company filed a notice of exempt offering on Form D for the offering with the SEC and the relevant states under their respective “blue sky” statutes.

*****

Securities and Exchange Commission March 23, 2023 Page 14

The Company understands that its management persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Securities and Exchange Commission.

If you have any questions about the foregoing, please do not hesitate to contact Andrew D. Hudders of this firm at 212-907-7349 or ahudders@golenbock.com.

Very truly yours,

/S/ Golenbock Eiseman Assor Bell & Peskoe LLP

Golenbock Eiseman Assor Bell & Peskoe LLP

cc:	Mr. Christopher Marlett,
Chief Executive Officer

Mo Hayat,
Chief of Entrepreneurship & Operations